December 29, 2014

Via EDGAR

Ms. Karen Rossotto
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:    Principal Funds, Inc.
File Numbers 033-59474, 811-07572
Post-Effective Amendment No. 150 to the Registration Statement on Form N-1A

Dear Ms. Rossotto,

This letter responds, on behalf of Principal Funds, Inc. (the “Registrant”), to the comments of the Staff of the Securities and Exchange Commission (“Commission”) with respect to post-effective amendment number 150 to the Registrant’s registration statement on Form N-1A (the “Amendment”), which you communicated to Britney Schnathorst, Greg Reymann, and me by telephone on December 2, 2014. The Registrant filed the Amendment with the Commission on October 15, 2014, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). The Registrant will make changes in response to Staff comments as described below in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No. 153).

Comments on the Prospectus

Comment 1. For Funds with a fee waiver and/or expense reimbursement, please confirm that the agreement will be in place for no less than one year from the effective date of the registration statement.

Response: Confirmed.

Comment 2. For Funds with an expense reimbursement, the footnote to the Annual Fund Operating Expenses table related to expense reimbursement states that the parties to the agreement may agree to terminate the agreement prior to the end of the period. Confirm and disclose that any such termination on the part of Principal Funds, Inc. would require approval by its Board of Directors.

Response: The Registrant confirms that the current disclosure is consistent with the terms of the agreement and any termination on the part of Principal Funds, Inc. would require approval by its Board of Directors. However, the Registrant respectfully declines to revise the disclosure because it believes its current disclosure is responsive to the requirements of SEC Form N-1A. See SEC Form N-1A General Instruction C.1.(c), which states: “The prospectus should avoid … simply restating legal or regulatory requirements to which Funds generally are subject ….”

Comment 3. If the advisor (Principal Management Corporation) has the opportunity to recoup its expenses, please add corresponding disclosure in a footnote to each applicable Fund’s Annual Fund Operating Expenses table.

Response: There is no reimbursement or ability to recoup expenses.

Comment 4. Please confirm that the Example tables for each Fund take into account expense waivers or reimbursements for the entire period in which the waiver or reimbursement is in effect.

Response: Confirmed.

Comment 5. For the Blue Chip Fund, please confirm that the Example tables will be updated to include examples for all classes for the 1, 3, 5, and 10 year periods.

Response: Confirmed.

Comment 6. Please explain the basis for using varying as of dates for the market capitalization ranges in different Funds’ Principal Investment Strategies.

Response: The Registrant will use data as of November 30, 2014 for each Fund citing a market capitalization range in its Principal Investment Strategies.

Comment 7. For the Blue Chip Fund, the market capitalization range disclosed is $896.0 million and $522.0 billion. The low range for the index seems low for a large capitalization fund. Please explain to the Staff why the Fund considers this range is appropriate for a large capitalization fund.

Response: The Registrant respectfully submits that, consistent with Staff interpretations, the use of the Russell 1000 Growth Index as a definitional reference for the term “large capitalization” for the Blue Chip Fund is entirely reasonable and appropriate. According to Russell’s website (on December 16, 2014), the “Russell 1000 Growth Index measures the performance of the large-cap growth segment of the U.S. equity universe” and “is constructed to provide a comprehensive and unbiased barometer for the large-cap growth segment.” By using the market capitalization range of the Russell 1000 Growth Index, the Registrant is following the guidance provided by the Staff of the Division of Investment Management in the December 4, 2001 “Frequently Asked Questions” about Rule 35d-1 (Investment Company Names). In response to question 6, the Staff stated, in pertinent part: “As a general matter, an investment company may use any reasonable definition of these terms and should define these terms in its discussion of its investment objectives and strategies in its prospectus. In developing a definition of the terms ‘small-, mid-, or large-capitalization,’ registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications. Definitions and disclosure inconsistent with common usage, including definitions relying solely on average capitalization, are considered inappropriate by the staff.” (Footnote omitted). Moreover, the fund’s performance is managed against the Russell 1000 Growth Index and the growth attributes of the index support the qualities of the securities the advisor desires for the Fund.

The Russell 1000 Growth Index is an industry-accepted approximation for large-cap securities; other Blue Chip Funds compare their performance against the Russell 1000 Growth Index. According to research performed by Morningstar, of the 1,769 large growth U.S. open-end funds (counting each share class as a fund) listing a primary benchmark, 836 (over 47%) list the Russell 1000 Growth Index; alternatively of the 461 large growth U.S. open-end funds (counting only one share class of a fund) listing a primary benchmark, 184 (over 40%) list the Russell 1000 Growth Index.

Russell indices are only reconstituted once per year, and a company that may have been large-cap at the beginning of the year could underperform to such an extent that it would no longer be considered large-cap. Market capitalizations regularly change. Please note that the market capitalization range included in the filing pursuant to Rule 485(b) is $370.0 million to $717.1 billion (as of November 30, 2014).

It is true, as the Comment notes, that the lower end of the index may include companies that could be viewed as other than large-cap companies. Nonetheless, it would be difficult to build a portfolio at the lower-end range of the Russell 1000 Growth Index. There are currently 375 stocks in the Russell 1000 Growth Index with a market cap below $10 billion; these 375 stocks make up only

12.3% (based on market capitalization) of the Russell 1000 Growth as of December 16, 2014 (source, FactSet Research Systems).

Comment 8. Why does the BlueChip Fund show performance for Class A shares when Institutional Class shares have been in existence longer?

Response: As described in the paragraph preceding the bar chart and Average Annual Total Returns (AATR) table, the historical returns of the Fund’s Institutional Class shares (the class with the longest period of annual returns), as adjusted for Class A fees and expenses, are used for periods before the inception of the Class A shares. These adjustments result in performance for such periods that is no higher than the historical performance of the Institutional Class.

Registrant’s presentation of historical performance is consistent with the approach described in the no-action letter granted to Quest for Value Dual Purpose Fund, Inc. (publicly available February 28, 1997). In Quest for Value, the Staff allowed a registrant to show the performance history of an older class as if it were the performance history of a new class, restated to reflect differences in certain fees and expenses between the classes. The Staff stated: “While this position of the staff is being expressed in the context of the Fund’s conversion from a closed-end fund to an open-end fund, the staff would take a similar view with respect to any restatement of a fund’s standardized total return to reflect a higher level of internal fund expenses than were actually paid by the fund, subject to these representations.”

Following the combination of separate prospectuses for Registrant’s Class A shares and Institutional Class shares (among others), Registrant determined it is most appropriate for this Fund to provide performance information in the bar chart and before and after tax rows in the AATR table based on Class A shares since it is a retail class and typically has the highest fees and expenses relative to the other classes. By calculating performance in this manner, the effect is to reflect lower performance in the bar chart because Class A shares have higher total expense ratios than Institutional Class shares. The Registrant has chosen to show after-tax returns for Class A shares in the AATR table for similar reasons, since Class A shareholders generally hold shares in taxable accounts and Institutional shareholders are more likely to be in qualified account.

Comment 9. The Credit Opportunities Explorer Fund refers to “cash bonds” in the Principal Investment Strategies. Please disclose what cash bonds are.

Response: The Registrant will delete the word “cash.”

Comment 10. Please confirm that the average portfolio duration for the Credit Opportunities Explorer Fund is 0 to 9 years.

Response: Confirmed.

Comment 11. If the Credit Opportunities Explorer Fund will sell credit default swaps, please confirm that these transactions will be covered for the full notional value.

Response: The Credit Opportunities Explorer Fund has not sold credit default swaps. If a Fund enters into a credit default swap, it generally is a cash settled credit default swap. In such a case, the Fund will segregate liquid assets each day in an amount equal in value to its net amount due (i.e. the amount the Fund owes the counterparty minus the amount the counterparty owes the Fund). In other words, the Fund segregates for the full economic exposure.

Further, please note “the term ‘notional amount’ is used differently by different people and in different contexts.” See Report of the Task Force on Investment Company Use of Derivatives and Leverage (Report of the Task Force on Investment Company Use of Derivatives and Leverage, ABA, July 16, 2010) footnote 11; see also SEC Concept Release IC-29776 at footnote 19 (listing many examples of definitions of “notional value” and citing the 2010 ABA Derivatives Report).

Comment 12. If the Funds invest in emerging markets, please include appropriate disclosure.

Response: In preparing Amendment No. 153, the Registrant again reviewed each Fund’s principal investment strategies and principal risks and confirms that it discloses emerging market disclosure where appropriate given each Fund’s investments.

Comment 13. The Dynamic High Yield Explorer Fund includes emerging market risk as a Principal Risk. Please include emerging markets as a corresponding principal investment strategy of the Fund.

Response: The Registrant respectfully declines to revise the disclosure because emerging markets are referenced in the Principal Investment Strategies. The Principal Investment Strategies of the Fund state “[i]n addition, the Fund also invests some of its assets in corporate debt securities of issuers in emerging market countries.”

Comment 14. The Dynamic High Yield Explorer Fund includes volatility mitigation risk in its Principal Risks. Please add disclosure to the Principal Investment Strategies to explain what these strategies are.

Response: The Registrant respectfully declines to revise the disclosure because volatility mitigation strategies are referenced in the Principal Investment Strategies. The second paragraph under Principal Investment Strategies describes how the Registrant uses derivatives to manage volatility and includes several examples and the types of exposure the Fund seeks to manage through use of such instruments.

Comment 15. Please confirm that all blank or bracketed numbers will be updated in a subsequent filing where appropriate.

Response: Confirmed.

Comment 16. The International Small Company’s Fund’s Principal Investment Strategies state, “The Fund invests primarily in foreign equity securities.” Please define “primarily.”

Response: The Registrant notes that the Investment Company Institute (“ICI”) June 4, 2012 Memo (# 26215) regarding SEC Staff Comments on Fund Names (Rule 35d-1), which summarized the ICI’s understanding of SEC Staff views, stated: “Statements to the effect that the fund will invest ‘primarily’ or ‘a majority of its assets’ in non-U.S. securities are also acceptable.” The Registrant intends “primarily” to mean a majority.

Comment 17. For the Opportunistic Municipal Fund, please disclose the Fund’s average maturity and portfolio duration in the Principal Investment Strategies.

Response: The Registrant respectfully declines to revise the disclosure. The Fund is not managed to a particular maturity or duration; therefore, those factors are not part of the Fund’s principal investment strategies and including disclosure about them would not be meaningful.

Comment 18. To the extent that the Opportunistic Municipal Fund uses other instruments to get exposure to municipal obligations for purposes of the 80% test, confirm that such instruments are the economic equivalent of the municipal obligations described by the 80% test. If such instruments are derivatives, please confirm they are valued at market value and not notional value.

Response: The Registrant does not use other instruments to get exposure to municipal obligations for purposes of the 80% test.

Comment 19. In light of the Geographic Concentration Risk for the Origin Emerging Markets Fund, please add a principal investment strategy for the Fund if it focuses investment in a particular region. Please also revise the risk to remove reference to any particular state, if appropriate.

Response: The Registrant will revise the disclosure by removing Geographic Concentration Risk as a Principal Risk.

Comment 20. For the Preferred Securities Fund, please describe what “active volatility mitigation strategies” are.

Response: The Registrant respectfully declines to revise the disclosure because volatility mitigation strategies are described in the Principal Investment Strategies. The third paragraph under Principal Investment Strategies explains how the Registrant uses derivatives to manage volatility, including several detailed examples of the process and the types of exposure the Fund seeks to manage through use of such instruments.

Comment 21. Please revise the first sentence of the Principal Investment Strategies of the Real Estate Allocation Fund to say “in funds that invest in the real estate industry” or “in securities of funds that invest in the real estate industry.”

Response: The Registrant will revise the disclosure.

Comment 22. The Real Estate Allocation Fund invests in underlying real estate funds. However, the Principal Investment Strategies and Principal Risks for the Real Estate Allocation Fund do not indicate that it concentrates in the real estate industry. The Staff’s position is that a fund of funds needs to look through the investments of its underlying funds when assessing if the fund of funds concentrates its investments.

Response: The Real Estate Allocation Fund invests its assets in shares of mutual funds, and mutual funds do not constitute an industry. However, the underlying funds in which the Real Estate Allocation Fund invest both are concentrated in the real estate industry. Given these circumstances, the Registrant will revise the prospectus and statement of additional information to reflect that the Real Estate Allocation Fund is adopting a policy to concentrate its investments in the real estate industry.

Comment 23. The first sentence in the first paragraph of the Principal Risks disclosure for the Real Estate Allocation Fund states, “The diversification of the Fund is designed to moderate overall price volatility.” Please move this sentence to the Principal Investment Strategies section.

Response: The Registrant respectfully declines to make the change because that sentence relates to and provides context for the disclosure that follows in the Principal Risks discussion.

Comment 24. Please include a concentration risk for each Fund that concentrates investments.

Response: The Registrant has reviewed each Fund’s principal investment strategies and principal risks and confirms that its concentration disclosure is appropriate given each Fund’s investments and has revised if needed.

Comment 25. For the Real Estate Debt Income Fund, please disclose the Fund’s average maturity and portfolio duration in the Principal Investment Strategies.

Response: The Registrant respectfully declines to revise the disclosure. The Fund is not managed to a particular maturity or duration; therefore, those factors are not part of the Fund’s principal investment strategies and including disclosure about them would not be meaningful.

Comment 26. In the Principal Investment Strategies for the Real Estate Debt Income Fund, “REITs” are defined twice. Please remove the second definition.

Response: The Registrant will make the requested change.

Comment 27. If there are any other types of debt securities that are principal investments of the Real Estate Debt Income Fund, please disclose them.

Response: The Registrant respectfully declines to revise the disclosure because the principal investment strategies are currently disclosed.

Comment 28. In part, the objective of the Small-MidCap Dividend Income Fund states the Fund seeks to provide “a relatively high level of current income.” Against what is the comparison (relative to what)? Consider removing the word “relatively” if doing so will not lose meaning.

Response: The Registrant will take this comment into consideration in future filings.

Comment 29. Footnote 2 to the Average Annual Total Returns Table for the Small-MidCap Dividend Income Fund refers to an “As Of” transaction. Please consider whether this term is common usage and constitutes Plain English disclosure, and revise the disclosure if appropriate.

Response: The Registrant will add an explanation of “As Of” transactions.

Comment 30. The Additional Information about Investment Strategies and Risks section states: “The Board of Directors may change the Fund’s objective or the investment strategies without a shareholder vote if it determines such a change is in the best interests of the Fund.” In the prospectus, please disclose whether shareholders will be given notice of a change in the Fund’s objective and, if so, the timing of such notice.

Response: The Registrant respectfully declines to revise the disclosure because it believes its current disclosure is responsive to the requirements of SEC Form N-1A. See SEC Form N-1A General Instruction C.1.(c), which states: “The prospectus should avoid … simply restating legal or regulatory requirements to which Funds generally are subject ….”

Comment 31. Appendix C states “Origin’s composite performance results are net of trading expenses, management fees, and any performance incentive fees incurred by any client account in the composite.” Please confirm that the composite performance results are net of all fees.

Response: The Registrant respectfully declines to confirm that the composite performance results are net of all fees. The Registrant respectfully submits that it is not required to use composite performance results that are net of all fees. See Investment Company Institute No-Action Letter (publicly available August 24, 1987) and GE Funds No-Action Letter (publicly available February 7, 2007) (noting that custodial fees need not be included in adviser performance results). In addition to the sentence quoted in the comment above, which specifies particular types of fees, the Registrant’s current disclosure clearly states that other expenses would affect performance results: “For example, the Fund’s future performance may be better or worse than the composite’s performance due to, among other things, differences in sales charges, expenses, asset sizes, and cash flows of the Fund and those of the client accounts represented in the composite.”

Comment 32. Appendix C states that “[t]he client accounts in Origin’s composite can change from time-to-time.” How can the accounts change? Please confirm that the related performance of the sub-advisor includes all similarly managed accounts of the sub-advisor for each period shown.

Response: Over time, Origin could manage assets for different clients which would result in a change in the accounts. The Registrant confirms that the related performance shown in this table includes all similarly managed accounts.

Comment 33. With respect to the related performance of Principal Global Investors in Appendix C, the Registrant can show average annual total returns for a 10 year period or since inception (as applicable). Please delete the “since inception” results.

Response: The Registrant respectfully declines to make the requested change. Related performance information is to be shown in conformance with Form N-1A, and it states: “A Fund that has been in existence for more than 10 years also may include returns for the life of the Fund.”

Comments on the Statement of Additional Information

Comment 34. If the Real Estate Allocation Fund concentrates its investments in a particular industry, please revise the Fund’s fundamental and non-fundamental restrictions accordingly.

Response: The Registrant will make the requested revision.

Comment 35. The SAI, under Industry Concentration, states: “The Funds view their investments in privately issued mortgage-related securities, asset-backed securities or tax-exempt municipal securities as not representing interests in any particular industry or group of industries.” The Staff believes the only exception to industry concentration should be securities issued by the federal government and municipals that are not tied to a specific project. The Staff agrees that asset-backed securities are not an industry, but contends that Funds should look at the underlying assets when testing for industry concentration. Please revise this disclosure to reflect these views.

Response: Privately issued mortgage-related securities and asset-backed securities.
The Registrant respectfully maintains its disclosure satisfies Investment Company Act of 1940 (“1940 Act”) § 8(b)(1)(E) as well as N-1A Item 16(c)(1)(iv), both of which require the Fund to state its policy on concentrating investments in a particular industry or group of industries and neither of which define what constitutes an industry or group of industries.

The Staff has said that a Registrant may select its own industry classifications so long as they are reasonable and not so broad “that the primary economic characteristics of the companies in a single class are materially different.” Guide 19 (Guide 19 is no longer applicable to registration statements filed currently; however, a 2010 brief filed by the SEC expressly supported this approach (see Amicus Curiae SEC Brief filed March 19, 2010 in In re Charles Schwab Corp. Securities Litigation).). Section 8(b)(1) of the 1940 Act “permits a fund to implement a concentration policy that allows for some degree of discretion.” No-Action Letters for BlackRock Multi-Sector Income Trust (publicly available July 8, 2013) and Morgan Stanley Mortgage Securities Trust (publicly available July 8, 2013). The Registrant believes the current discussion of industry concentration describes “the circumstances under which the fund intends to concentrate its investments.” Id. The economic characteristics and primary business activities of privately issued mortgage-related securities and asset-backed securities vary and have widely differing risk profiles and underlying assets; therefore, grouping these together as an industry would be overly broad and would not be reasonable or appropriate. The Registrant is unaware of published regulatory authority to the contrary. Additionally, the Registrant is unaware of published regulatory authority requiring Funds to look at the underlying assets of asset-backed securities or mortgage-backed securities in assessing industry concentration. However, the Registrant will evaluate this and will take this into consideration.

Tax-exempt municipal securities.
With respect to the tax-exempt municipal securities, the Registrant believes its fundamental policy regarding concentration and tax-exempt municipal securities satisfies the views expressed by the Division of Investment Management in Release No. IC-9785 (May 31, 1977) (a statement of concentration “is not applicable to investments in tax-exempt securities issued by government or political subdivisions of governments since such issuers are not members of any industry”).

However, separate from industry concentration analysis, the Registrant acknowledges the position expressed by the Division of Investment Management in Release No. IC-9785 in which Registrants are expected to provide certain disclosure when 25% or more of a fund’s investments in tax-exempt bonds are (1) in issuers in the same state, (2) in securities the interest upon which is paid from revenue of similar type projects, and (3) in industrial development bonds. The Registrant will include such disclosure as needed.

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that Staff comments or our changes to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 515-235-9154 or Britney Schnathorst at 515-235-1209 if you have any questions.
Sincerely,

/s/ Jennifer A. Mills

Jennifer A. Mills
Assistant Counsel, Registrant